Mail Stop 0407

      January 21, 2005


James W. Cuminale
Executive Vice President-
  Corporate Development, General
  Counsel and Secretary
PanAmSat Holding Corporation
20 Westport Road
Wilton, Connecticut  06897

	RE:  	PanAmSat Holding Corporation
      Registration Statement on Form S-1
      Filed December 20, 2004
      File No. 333-121463

      Registration Statement on Form S-4
      Filed December 17, 2004
      File No. 333-121423

Dear Mr. Cuminale:

      We have reviewed your Form S-1 and have the following comments.
Note that we also are reviewing your Form S-4 only to the extent that our comments on your Form S-1 apply to the disclosure in your Form S-
4. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      As we have conducted only a limited review of your Form S-4, we urge all persons who are by statute responsible for the adequacy and accuracy of the registration statement to be certain that all information required pursuant to the Securities Act of 1933, as amended, has been included.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed December 20, 2004

General
1. We note that, five months ago, on August 20, 2004, PanAmSat Corporation became privately held. Then, less than two months later, the private equity holders contributed their shares to PanAmSat Holding Corporation in return for additional shares of your stock. Please note in your prospectus summary why PanAmSat Corporation went private last August, what transactions were related to its going private, and what are management`s reasons for conducting an initial public offering at this time.
2. Also, in an appropriate portion of the body of your prospectus, please explain your reasons for the stock split on August 20, 2004 and the proposed reverse stock split prior to the offering and the respective consequences to the value of your stock and your financial statements.
3. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and dividend table information. We also note that, as a result of the new year, information in the prospectus must be updated. For example, the executive compensation disclosure must reflect 2004 compensation. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

4. Please revise your disclosure throughout to remove unnecessary capitalized terms and defined terms. For example, revise to delete unnecessary parenthetical definitions, such as "The DIRECTV Group" and "News Corporation," when the meanings of the terms are clear from context. As one example, on page 1 you capitalize the terms "Recapitalization," "Contribution" and "Offering" and indicate that you define them later in your prospectus summary. Once you explain what the recapitalization, contribution and offering involve and when they have occurred or will occur, you will not need to use the capitalized terms going forward. In addition, please minimize your use of acronyms. As one example, instead of defining Hughes Network
Systems as "HNS", consider including the entire name. This will make the disclosure easier to understand.
5. Please generally revise your registration statement to eliminate or further explain technical and business jargon from the prospectus summary and to reduce the amount of jargon throughout the rest of the prospectus. For example, consider explaining terms such as "very small aperture terminal" and "on-board redundancies" with clear concrete everyday language.
6. We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by, Euroconsult and the Yankee Group, for example.
Please
provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.
7. Include the disclosure required by Item 201(b) of Regulation S-
K.

Special Note Regarding Forward-Looking Statements
Market and Other Data
Available Information
8. Please move these sections to the body of the prospectus. Your prospectus summary should immediately follow your cover page and table of contents.

Prospectus Summary, page 1
9. Please revise to decrease the length of your summary. It should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material as to merit inclusion in the summary. For example, consider eliminating here the extensive strategy discussion, which is more appropriate for your business section. As another example, please eliminate here the detailed biographical sponsors section, as, other than indicating the names and general identities of the sponsors, it does not include information that is so highly material to an investor`s understanding of this offering as to merit inclusion in the summary. In addition, avoid copying disclosure directly from the body of the prospectus. For example, the "Our Business Strategy" disclosure is substantially similar to the "Our Business Strategy" in the business section.

10. Further, as part of your revisions, ensure that you provide a balanced discussion by briefly discussing the following in the summary:

* any material transactions that are cross-conditioned upon the consummation of the offering, such as the amendment you mention on page 31 to the senior secured credit facilities that would permit additional availability under the restricted payments covenant;
* that you, including your subsidiaries, have substantial indebtedness, indicating the aggregate amount as of September 30, 2004;
* where you discuss believed general characteristics of the satellite communications industry, such as the amount of revenues generated in the industry in 2003, discuss your particular situation, such as how much you generated in revenues during that period;
* where you suggest a superlative characteristic of your services or products, your basis for such suggestion--for example, where you indicate your customer circuit reliability, how you determined such reliability was 99.999994%;
* how many of your satellites accounted for 10% or more of your total services or contracted backlog as of September 30, 2004.

Our Business Strategy, page 5
11. Define the phrase "free cash flow."

Our Sponsors, page 7
12. What is the significance of including background information on the company`s sponsors?

The Offering, page 9
13. Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

Summary Historical and Pro Forma Consolidated Financial, Operating and Other Data, page 11
14. We note your discussion of EBITDA and Adjusted EBITDA in footnote
(5) beginning on page 13. Indicate whether management uses EBITDA and Adjusted EBITDA for any other purposes than compliance with financial covenants in the company`s indentures.

Risk Factors, page 16

	General
15. Please avoid the generic conclusions in your risk factors that a risk could have an adverse or material adverse effect on you.
This
does not represent meaningful disclosure. Instead, please replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc. For example, in the risk factor beginning "We could be adversely affected if any of our customers default. . . " on page 20, particularly how would you be adversely affected if "any" customer defaulted. Would you be affected in the same way for each customer, and, since you have had defaults in the past, what is the likelihood of the risk`s recurrence?
16. Include an additional risk factor describing possible conflicts of interest that may stem from management and the sponsors` joint decision to issue debt in a Rule 144A offering and issue common stock in this IPO and use proceeds from both to pay themselves pre-IPO dividends totaling over $445 million. In the alternative, advise why no risk factor is appropriate.
"Our dividend policy may limit our ability to pursue growth . .
..,"
page 16
17. Please note generally the several assumptions and judgments you have made in developing your dividend policy and the time frame covered by your dividend policy.

"Our Sponsors may have significant influence on our company . .
..,"
page 22
18. We note your statements that "[s]ponsors and certain of their affiliates . . . . currently hold . . . interests in businesses .
.. .
that . . . compete with certain portions of our business" and that
"certain of the Sponsors currently have investments in customers of ours." So that investors might understand the relevance of such investments to your business interests, please indicate which sponsors have voting control in any of your competitors or any of your customers from which you derive 10% or more of your revenues in any segment as of September 30, 2004. Also, name the competitor or customer.

Use of Proceeds, page 29
19. Please indicate here the amount of the fee to be paid to the sponsors for terminating the management services agreements.
20. Please indicate here whether any of the sponsors, directors or management holds any of the notes that will be redeemed with a portion of the net proceeds of the offering and name such holders here. Also indicate here whether redemption of a portion of the notes is mandatory at the time of the offering.
21. Since a portion of the 9% senior notes and Term Loan A
scheduled
to be discharged was incurred within the last year, please
describe
the use of the proceeds of such indebtedness, other than short-
term
borrowings used for working capital.  See Instruction 4 to Item
504
of Regulation S-K.

Dividend Policy and Restrictions, page 30
22. We may have significant further comment after review of the missing information.

	General
23. Revise the first sentence in the first paragraph on page 30 to specify the "other purposes" to which you will not apply your available cash given your intention to use the cash to pay dividends.
24. We note your statement that you "believe that our dividend policy will limit, but not preclude, our ability to pursue growth." Provide clearer indication of how much management expects growth to be limited (e.g. significantly vs. minimally).
25. We note your statement on page 31 that you "have no history of paying dividends out of [y]our cash flow." We also note PanAmSat Corporation`s disclosure in its 2003 Form 10-K, that the company had not declared or paid dividends on its common stock to date and that the company stated it "presently intend[s] to retain future earnings to support the growth of [its] business and, therefore, do[es] not anticipate paying cash dividends in the near future." Since, as you have suggested, your business is essentially subsidiary PanAmSat`s operations, please explain why management has changed its dividend policy.
26. Please revise to clarify whether the items in your list on page
30 were all of the material items you reviewed and analyzed in "determining [y]our expected initial dividend level," and further specify the "various other aspects of our business" that you reviewed and analyzed.
27. Note here that your dividend policy may present a risk concerning your market price, as you state in your risk factors on page 16.
28. We note your statement that your board`s adoption of a dividend policy "reflects an intention to distribute a substantial portion of the cash generated by [y]our business in excess of operating needs," among other things. What did the board consider in determining "operating needs" for the four fiscal quarters?
29. We note your statement that "[i]f we continue paying dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing..." What is the timeframe implied by the use of the word "continue?" Beyond the Initial Four
Quarters? In addition, clarify what is meant by the reference to management`s "current expectations." Is this a reference to how long management intends to pay dividends?
30. Delete the word "expected" from the introductory sentence to the first bullet point list on page 30.

Minimum Adjusted EBITDA, page 31
31. We note your statement on page 31 that "[t]he assumptions and estimates underlying the estimated financial information below are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks
and
uncertainties . . . ."  Please address any reasonably forseeable material adverse developments that may affect your business and their effects on your assumptions and estimates here.

32. Disclose whether you expect you will have access to your credit facility to pay dividends.
33. Include a definition of the calculation of Adjusted EBITDA.
Note
5 to the table of selected financial data at page 52 only describes
Adjusted EBITDA as "EBITDA further adjusted to give effect to adjustments required in calculating covenant ratios and compliance under the indenture(s)" governing various notes and credit facilities.

34. If your definition and calculation of Minimum Adjusted EBITDA at
page 32 excludes certain costs that involve cash outlays, it appears
that this measure may not be highly correlated to cash.  In order to
depict the amount of cash that you believe will be available to pay
dividends in the full year following the offering, revise your table
to remove any cash expenses that were added to EBITDA in arriving at
your calculation of Minimum Adjusted EBITDA.  For example, you should
subtract your estimated nonrecurring or unusual cash costs, which would otherwise be included in Adjusted EBITDA pursuant to the definition, in arriving at the estimated cash available to pay dividends.
35. We note on page 33 your table presenting "Net income (loss)", "EBITDA" and "Adjusted EBITDA" on a pro forma basis. Revise the table to begin with historical information from the financial statements of PanAmSat Corporation and then show the effect of pro forma adjustments, if applicable. Also revise the table to begin with historical cash flows from operations and reconcile to your measure of cash flow used to estimate cash available to pay dividends.
36. Tell us and clarify in the filing why you believe it is appropriate to adjust EBITDA for amounts received for sales-type leases had the lease been accounted for as an operating lease as
described in Note 9.   It appears that this is a non-cash
adjustment,
that does not reflect the actual timing of cash receipts.
37. Tell us why you believe it is appropriate to adjust EBITDA for insurance proceeds. We note your disclosure that insurance proceeds may not be available for payment of dividends.
38. We refer to Note 4. Please tell us and revise to clarify why you do not expect to pay any material cash income taxes during the initial four quarters following the closing of the offering.
39. It appears that the restructuring charges described in Note 12 may include cash payments during the periods presented. If so, please revise to adjust for only non-cash charges attributed to restructuring.

Assumptions and Considerations, page 35
40. Please revise to clarify that your list on pages 35 and 36 includes all material factors considered by management and the board.
41. Tell us how you determined that the assumptions on page 36 were reasonable. We note your last assumption regarding no satellite anomalies or service interruptions resulting in lost revenue and your risk factor regarding the potential effect of satellite anomalies and service interruptions on your business on page 22.
42. We note that management considered that your operating costs and expenses are largely fixed when deciding on the company`s dividend policy. Clarify whether this statement takes into consideration repair costs for satellite anomalies and the trend on relying more on self insurance instead of traditional insurance in the future.

43. Please revise to elaborate on what the board considered regarding the impact of your intention to pay dividends on your operations and performance.
44. With regard to the last paragraph, expand your disclosure to elaborate on the factors and future developments that could affect the payment of dividends from your current expectations.

Restrictions on Payment of Dividends, page 37
45. Describe the "events of default" under PanAmSat`s senior secured credit facilities and under your senior discount notes indenture, or include cross-references to the discussion in your "Description of Indebtedness."
46. We note your discussion of the "total leverage ratio" on page
38.
Tell us and disclose within the context of your discussion with regard to the default provisions of your credit agreement what would your expected "total leverage ratio" is for the periods shown. In addition, we believe you should disclose the Adjusted EBITDA measure as defined by the credit agreement.
47. It appears that you have not provided a discussion of your "interest coverage ratio" constraint. Revise to expand your disclosure to include a discussion of your "interest coverage ratio" as defined by your credit agreement (refer to your footnote 8).
48. Describe the "restricted payments" under PanAmSat`s 9% senior notes indenture, since you suggest there is the $100 million restricted payments availability for the company to pay dividends.

49. Describe the "restricted payments" under your senior discount notes indenture, since you suggest there is the $200 million restricted payments availability for dividends. This will assist investors in assessing whether dividend payments may be made even without your meeting the restricted payments test involving cumulative credit at a particular time.
50. We refer to your statement that following this initial public offering your indenture permits the payment of dividends of up to 6%
per year of the net cash proceeds received by or contributed to you from any public offering. In addition, you said that the indenture also permits an aggregate of $200.0 million of restricted payments without restriction. Clarify if the indenture allows you to pay the
$200.0 million in addition to the 6%.

Dilution, page 41
51. Please quantify the dilution to new investors if your underwriters fully exercise their over-allotment option.
52. Please disclose and quantify the further dilution to new investors that will occur upon exercise of your outstanding options.

Selected Historical Consolidated Financial Operating and Other
Data,
page 51
53. We note your presentation of "EBITDA" and "Adjusted EBITDA" in this section and elsewhere. We further note your statement on note 5 of page 52 that you believe that the inclusion of EBITDA and Adjusted
EBITDA in this prospectus is appropriate to provide additional information to investors about certain material non-cash items and the calculation of certain financial covenants in the indenture governing the Issuer`s senior discount notes, the indenture governing
PanAmSat`s 9% senior notes and senior secured credit facilities. Disclose in more detail why you believe the measures provide useful information to investors and the manner in which management uses them to evaluate operating and/or liquidity performance.
54. In addition, expand your discussion of the non-GAAP measures to demonstrate compliance with financial covenants contained in your credit agreements. For example, you need to discuss the following:

* Describe the EBITDA or adjusted EBITDA requirements under your credit agreements;
* Compare the non-GAAP measure you disclosed with the required
EBITDA
metric under the financial covenant, if calculated in a different manner from the amount you disclose as EBITDA;
* Disclose whether or not you were in compliance with the
financial
covenant.
	For additional guidance, refer to Item 10 of Regulation S-K
and
our Frequently Asked Questions document on non-GAAP measures which is
available on our website at:
<http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm>.
55. Based on your disclosures, it appears to us that you may be using
the non-GAAP measures labeled as "EBITDA" and "Adjusted EBITDA" to evaluate liquidity. If in fact you are using these non-GAAP measures to evaluate liquidity, include a reconciliation of these measures to
cash flows from operating activities.  Also expand your discussion to
disclose the substantive reasons for why management believes the presentation of EBITDA and Adjusted EBITDA provides useful
information to investors regarding its liquidity.   Also make
similar
revisions throughout the filing where these measures are presented.

Management`s Discussion and Analysis, page 56
	Management Overview, page 56
56. Tell us what consideration you have given to filing as a material contract under Regulation S-K Item 601(b)(10) your "significant, long-term contract with one of the largest commercial satellite services users in the world, Fox Entertainment Group, Inc." that you mention on page 56.

PanAmSat Holding Corporation, page 58
57. We note your statement that "[a]ll of the proceeds of the offering of the senior discount notes . . ., or approximately $246 million, were paid on October 19, 2004 as a dividend to the stockholders of the Issuer." Please indicate why the board believed it was advisable to declare this dividend at the time.
58. Please indicate here to what "DTVLA" refers.
59. Indicate whether and why you expect telemetry, tracking and control revenues to increase, decrease or remain the same in the upcoming year.
60. Explain why you believe outright sales of transponder capacity will occur infrequently in the future.

Results of Operations, page 63
61. We note the slight drop in revenues for the three months ended September 30, 2004 when compared to the same period in 2003. Your disclosure does not indicate that this drop is indicative of a negative future trend. Please confirm.
62. We note your use of "Segment EBITDA" on page 68. When demonstrating the usefulness of the non-GAAP measure, please refrain from using boilerplate and provide a statement that is specific to you, the particular measure, the nature of your business and the manner in which your management assesses the measure and applies it to management decisions. Your statement should work only regarding this measure at this time; if your statement is readily transferable to other uses of non-GAAP measures by you or even to other companies` use of non-GAAP measures, it is probably boilerplate. See Item 10(e)(1)(i) of Regulation S-K. Also please refer to our Conditions for Use of Non-GAAP Financial Measures release available on our website at http://www.sec.gov/rules/final/33-8176.htm, and revise your document accordingly.
63. We note that the company intends on relying less on satellite insurance in the future, and more on backup satellites and transponders and in-orbit insurance. Address whether this trend is likely to materially affect the company`s amount of capital expenditures (e.g., construction and launch of backup satellites) in the future, and if so, what effect this is likely to have on the company`s ability to pay dividends beyond the first four quarters following effectiveness.

	Liquidity and Capital Resources, page 89
64. We note your statement here and elsewhere that management`s current expectation is that the company will be permitted to fund dividends for the Initial Four Quarters. Is the implication from this statement that management does not expect the company to be able to continue funding dividends beyond the Initial Four Quarters? Please clarify here and in your Dividend Policy and Restrictions Section.
65. Revise to expand your discussion of the maximum total leverage ratio, the minimum interest coverage ratio and the maximum capital expenditures limitation as required in your senior secured credit facilities. In addition, provide historical and pro forma calculation of the measures and discuss your ability to meet the requirements.
66. We note your disclosure on page 91 that "While the
determination
of required adjustments to net income (loss) is subject to interpretation and requires judgment, we believe the adjustments listed below are in accordance with the covenants discussed above."
Please confirm if true that your EBITDA measure is based on the definition of Adjusted EBITDA as required in your debt covenants. Revise or advise.
67. Further, at the top of page 91, where you say that your senior secured credit facilities contain financial ratios that are calculated by reference to Adjusted EBITDA, expand your discussion and state clearly the financial ratios that are calculated by reference to your Adjusted EBITDA. In addition, provide historical and pro forma measures of the financial ratios and discuss your ability to meet the requirement(s).
68. Clarify what further "adjustments" for Adjusted EBITDA are required in calculating covenant ratios and compliance under the company`s indentures (page 91).
69. We note that you refer to an independent valuation expert on page
108. While you are not required to make reference to this independent valuation, when you do, you should also disclose the name of the expert and include the consent of the expert since the reference is made in a Securities Act filing. Your disclosure should explain the method and significant assumptions used in the
valuation.
Please revise.
70. We note your various initiatives to further your business strategy beginning on page 124. Please discuss here and in the risk factors section, if appropriate, how payment of quarterly
dividends
could affect your ability to carry out these initiatives during a particular time frame. In addition, disclose the amounts that you anticipate will be needed for maintenance of your satellites and the amount needed for growth over the next five years and how this may affect dividend payments.
71. We note your statement that "[t]he Issuer`s ability to pay dividends on its common stock and make payments on its senior discount notes is dependent on the earnings and the distribution of funds from PanAmSat."  Please indicate whether the only
restrictions
on asset transfer from PanAmSat to you are in the credit
facilities
and 9% senior notes indenture.
72. If you will incur a redemption penalty, or incur the
obligation
to pay some other extra amount, upon redemption of portions of the
9%
senior notes with proceeds from this offering, please disclose this and quantify it.




	Certain Relationships and Related Transactions Prior to the
Completion of the
      Recapitalization, page 112
73. Consider revising this subheading to reflect also your discussion of transactions as a result of the recapitalization.

Business, page 116

	General
74. We note your various lists of customers on pages 118 to 122.
Yet
it is not apparent to what degree any customer is significant to you.
Please indicate any customer and its relationship with you if sales
to the customer by one or more of your segments were made in an aggregate amount equal to 10% or more of your consolidated revenues and the loss of such customer would have a material adverse effect on
you and your subsidiaries taken as a whole as of the periods ended
September 30, 2004 and December 31, 2003.   See Item 101(c)(vii)
of
Regulation S-K.
75. Tell us what consideration you have given to including research and development disclosure according to Item 101(c)(xi) of Regulation
S-K.
76. Tell us what consideration you have given to intellectual property disclosure according to Item 101(c)(iv) of Regulation S-K.
77. We note your table on page 127 listing all of your 21 satellites.
Clarify whether you have any satellites currently in use where you do not have backup capacity.
Competition, page 130
78. Discuss in greater detail your competition`s advantages in relation to you and how this affects your competitive position within your markets. Also, to the extent reasonably known, provide quantified disclosure of your market shares in each of your markets.
See Item 101(c)(x) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 150
	Transactions with Sponsors, page 150
79. Note in what ways the stockholders` agreement will be amended in connection with this offering.

80. Describe briefly the management and advisory services that the sponsors provide you and the terms of the management services agreements. Discuss how transaction prices were determined by the parties and whether you believe the terms of the agreements are comparable to terms you could obtain from independent third parties.
Transactions with Management, page 151
81. Disclose the terms of the demand registration rights so that investors might gauge when the exercise of such rights and a related resale could lead to a large number of your shares being sold at one time.
82. State which members of management are parties to the management stockholders` agreement.
83. We note your statement on page 151 that the registration rights in the management stockholders` agreement "are subject to customary limitations to be specified." Please explain to us.

Underwriting, page 165
84. Please delete the term "joint book-running managers."
85. Provide the underwriters` compensation table required by Item 508(e) of Regulation S-K.
86. As soon as practicable, please furnish to us supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD.
Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD informing that they have no additional concerns.
87. Please explain to us the mechanics of the directed share program, and provide us with copies of all materials that you will provide to potential purchasers of any shares in the directed share program, and any communications you will have with potential purchasers, including emails. Your supplemental explanation should include, but not be limited to, the following details:

* How the prospective recipients and number of reserved shares are determined;
* How and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used;
* The procedures investors must follow in order to purchase the offered securities, including how and when any communications or funds are to be received by the underwriter or the company;
* The process for confirmation and settlement of sales to directed share purchasers;
* Whether directed share purchasers are required to establish accounts before the effective time, and, if so, what if any funds are put in newly-established brokerage accounts before the effective date;
* The relationship between the funds deposited into new accounts and the expected price for the shares allocated to the directed share purchaser; and
* Whether and how the procedures for the directed share program differ from the procedures for the general offering to the public. Provide us with copies of all written communications with prospective purchasers about the directed share program.
88. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe in your response letter to us their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members, and provide us with a description of their procedures.

      Briefly describe any electronic distribution in the filing.

Also, tell us how the procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use
	of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

Alternatively, to the extent that our Division has reviewed the procedures, please confirm this, and tell us if the procedures have been changed or revised subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If so, tell us when. If not, tell us if they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

 We may have further comments.

Recent Sales of Unregistered Securities, page II-2
89. Disclose any unregistered securities issued to the sponsors, management or directors.

Financial Statements
90. We refer to your letter dated January 5, 2005 and have the following comments.
* We note that you provided us with a comprehensive analysis of the fair value of your common stock as of the recapitalization and subsequent to the recapitalization transaction. Please also provide us with a detailed analysis of the fair value of the stock options and the stock compensation expense recorded in accordance with the fair value based method under FAS 123, including the basis for your assumptions under the Black-Scholes model used in determining the fair value of the stock options on the issuance date. Tell us whether you are continuing to use the same assumptions disclosed on page F-36 and the reasons for your assumptions for the newly recapitalized company, such as the new dividend policy described in your letter.
* We note that you adjusted the stock option exercise price from $5.00 to $2.77 per share following the issuance of the Issuer notes and the October 2004 dividend. Based on your description of the adjustment, it appears that this option adjustment is a modification of the terms of the awards and should be accounted for using the guidance in paragraph 35 of FAS 123 (i.e. as an exchange of the original award for a new award) since the adjustment made the options more valuable by reducing the exercise price. Tell us how you accounted for this option adjustment under FAS 123, including whether you considered the adjustment to be a modification of the award pursuant to paragraph 35 of FAS 123 and the basis for your conclusions.

* Revise Notes 14 and 16 on pages F-49 and F-86, Note 2 on page F-
100
and page 42 to include subsequent events disclosure for the
modification of the terms of your stock incentives.   See EITF
Topic
D-86 for guidance.
* Refer to your discussion of the difference between Fair Value on the date of issuance and the IPO price on pages 6 and 7 of your letter dated January 5, 2005. While we understand that some of your competitors may have experienced an increase in their trading multiple at the same time that they announced that they were able to pay higher dividends, it seems as though the market may be responding to the ability of these competitors to pay higher dividends rather than the announcement of a dividend policy for higher dividends. Therefore, it is still unclear to us why you believe that your expectation to pay substantial periodic dividends to holders of your common stock after the IPO justifies the increase in the fair value of your common stock between August 2004 and the IPO date. Tell us how you considered in your analysis the fact that you will need to use a significant amount of cash generated from operations to pay higher dividends.

Balance Sheet, page F-62
91. We note that existing stockholders received a dividend of $246 million on October 24, 2004 and a $246 million dividend will be paid to stockholders from the offering proceeds. Include a column alongside the historical balance sheet reflecting the accrual for dividends paid to shareholders subsequent to the balance sheet date and using proceeds from the offering, without giving effect to the receipt of offering proceeds.

Note 2. PanAmSat Merger, Subsequent Sale and Related Transactions, page F-65
92. Tell us how you considered SAB Topic 5:J in your accounting.
93. Tell us why you did not identify as predecessors the financial statements for periods prior to the date of the merger with DIRECTV.

Statements of Operations, page F-68
94. Tell us of the nature of the main components included in the line item Transaction-related costs.

Report of Independent Registered Public Accounting Firm, page F-98
95. Include a signed audit report from in your next amendment.


Exhibits
96. With your next amendment, please file as exhibits or provide us with draft copies of the legality opinion and underwriting agreement.
We will need adequate time to review and comment upon them.

Form S-4 filed December 17, 2004
97. To the extent applicable, revise to comply with the comments above.
98. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer based upon the staff`s position in the Exxon Capital Holdings Corporation (May
13, 1988), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

*	*	*	*

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Alonso Rodriguez, Staff Accountant, at (202) 824-5497, or Terry French, Accountant Branch Chief, at (202) 942-
1998, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at (202) 942-1916, or me, at (202) 942-1990, with any other
questions.


					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	via facsimile (212) 455-2502
      Joseph Kaufman, Esq.
	Simpson, Thatcher & Bartlett LLP
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Mr. Cuminale
Panamsat Holding Corporation
January 21, 2005
Page 20